LEXICON UNITED INCORPORATED
4500 Steiner Ranch Blvd.
Suite # 1708, Austin, Texas 78732

May 15, 2007

By EDGAR Transmission and by Hand Delivery

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Lexicon United Incorporated
Amendment No. 2 to Registration Statement on Form SB-2
Filed April 25, 2007
File No. 333-130271

Form 10-KSB for the year ended December 31, 2006
Filed April 17, 2007
File No. 0-33131

Dear Mr. Spirgel:

On behalf of Lexicon United Incorporated (“Lexicon”), we hereby submit this Amendment No. 3 (the “Amendment”) to our Registration Statement on Form SB-2 (the “Registration Statement”) in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 4, 2007, with respect to the Registration Statement.

We understand and agree that:

- Lexicon is responsible for the adequacy and accuracy of the disclosures in the filings.

- The Commission’s comments or changes to disclosures in response to Lexicon’s comments do not foreclose the Commission from taking any action on the filings.

- Lexicon may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Larry Spirgel

May 14, 2007

General

1.
We note your changes made and response to prior comment 1 and are unable to  agree. Although the number of shares offered by affiliates is a factor in the  primary versus secondary analysis, it is only one factor. The total amount of  securities being offered by all selling shareholders as a percentage of the total  number of shares outstanding not held by affiliates must also be considered, as  well as factors mentioned in our prior comment (that the purpose of the offering is  to create a market and the bullet points from our prior comment). Please revise the  offering so that the terms are consistent with a primary offering or provide us your  analysis in your response letter as to why the offering should be considered a  secondary offering.

RESPONSE:

We note your comment and the shares owned by affiliates of the Company are no longer being offered for sale in the Amendment. We believe that the remaining selling stockholders may offer their shares under Rule 415.

Prospectus Cover Page

2.
We note your changes made and response to prior comment 4 and are unable to  agree. If the offering is deemed to be a primary offering, then all the selling  shareholders are deemed to be underwriters. Please revise accordingly.

RESPONSE:

Please see our response to Comment No. 1 above.

Prospectus Summary, page 1

3.
As requested in prior comment five, please clarify your status as a SEC reporting  company, including the date your reporting obligation commenced. In the section  titled “Where You Can Find More Information,” provide the correct address of  the Commission: 100 F Street, NE.

RESPONSE:

We have corrected the address for the SEC’s public reference library in the Amendment.

Larry Spirgel

May 14, 2007

Plan of Distribution, page 14

4.	Revise the disclosure to make clear that selling shareholders will offer their shares at a fixed price of $ l.00.

RESPONSE:

Please see our response to Comment No. 1 above.

Management’s Discussion and Analysis or Results of Operation, page 25

5.
As requested in prior comment 15, disclose the company’s success rate in  securing receivables and the impact of existing as a public company with true  operations, including both cost and management resources.

RESPONSE:

We have revised the Amendment to disclose that ATN’s long period of operations and its demonstrated capacity to process millions of receivables, large and small, have made ATN an attractive resource for customers desiring to secure their receivables.

Our acquisition of ATN and its operations has had a large impact on our costs and our Management resources. Prior to our acquisition of ATN in February 2006, we were a shell company with no revenues. Accordingly, our Management dedicated only 25% of their time to our business and our general and administrative expenses were minor and related only to fulfilling our duties as a public company. Since our acquisition of ATN, our revenues have increased from $0 revenues in fiscal year 2005 to $2,512,205 in fiscal year 2006. However, our cost of sales have increased from $0 for fiscal year 2005 to $1,901,898 for fiscal year 2006, primarily due to increased expenses for salaries, telegraph and mail, and taxes, and our selling, general and administrative expenses increased from $100,026 in fiscal year 2005 to $1,447,267. Rather than dedicating only 25% of his time to our business, our President and Chief Executive Officer, Elie Saltoun, now dedicates 80% of his time to the management of our company. We have updated our IT infrastructure and we are ready to support the acquisition and the handling up to 2,500,000 cases per month.

Larry Spirgel

May 14, 2007

6.	We note reference to various sources on page 25. Provide us with marked copies of any reports substantiating these claims or remove them.

RESPONSE:

Our claims regarding the growth of the credit card sector in Brazil are generally known to be true among industry groups in Brazil. However, we have revised the disclosure to reference a report on Credit Card Services in Brazil prepared by the US Department of Commerce’s U.S. Commercial Service in Brazil. The report is attached hereto as Exhibit A.

7.	Expand the disclosure to address ATN’s “10-year collections track record.”

RESPONSE:

We have revised the Amendment to disclose that ATN has been an successful operating company for the last ten years and has developed a database of consumers and credit collection experience over these years.

Liquidity and Capital Resources, page 31

8.
As requested in prior comment 19 allocate the amounts necessary over the next 12  months to cover all budgeted expenses deemed material. Discuss the anticipated  milestones in implementing your plan of operation over the next l2 months and  the time frame and cost for beginning and completing each milestone.

RESPONSE:

Our Company is able to cover its normal and operating expenditures through its normal operations. The Company does not anticipate any unusual material expenditures, and if such an event should arise, the Company has approximately $750,000 in cash in its US bank accounts to cover such an event. Since the Company operates through its subsidiary, ATN which has been in existence for over 10 years, the Company does not anticipate any changes in operations in its normal course of business and the Company has no major plans to change its current mode of operations.

9.	Please ensure that you discuss and disclose the terms of all material notes and debt obligations. In this regard, reference is made to page F-13 and to your balance sheet as of December 31, 2006.

RESPONSE:

We have revised our disclosures under “Liquidity and Capital Resources” to include the following disclosures:

Larry Spirgel

May 14, 2007

Short Term Debt

The Company has several loans with various Brazilian banks and financial institutions. The loans are secured by personal guarantees of the Company’s principal shareholders and bear interest at rates ranging from 6% to 36%. The balance of the loans at December 31, 2006 was $621,052.

Long Term Debt

On April 17, 2006, the Company closed on a real estate transaction to purchase the 8th floor of an executive office building for ATN Capital E Participações Ltda.’s executive offices. The purchase price of approximately $176,489 was funded with a 20% down payment payable over four months and an 8 year adjustable rate mortgage currently at 12%.

In August, 2006, the Company purchased new computer equipment from DELL Brazil. The equipment valued at approximately $38,395 is financed over a three year period at 14.4% per year.

In August, 2006, the Company borrowed a working capital loan from Banco Bradesco. The loan is valued at approximately $93,100 and is payable in 24 monthly installments at 2.7% per month, commencing September 17, 2006. The loan is guaranteed by a promissory note signed by ATN’s directors. At December 31, 2006, the balance is $78,921.

In September, 2006, the Company purchased new furniture. The furniture valued at approximately $112,161 is financed over a five year period at 5.69% per year plus the inflation index. The loan is payable in 48 monthly installments commencing October 8, 2007. The loan is secured by the furniture.

Larry Spirgel

May 14, 2007

An analysis of the current and long-term portion of the debt at December 31, 2006 is as follows:

Total loans outstanding	$405,966
Less: current portion	76,254

Long-term portion	$329,712

At December 31, 2006, maturities of long term debt are as follows:

2008	$96,708
2009	72,471
2010	50,100
2011	43,074
2012 and thereafter	67,359
Total	$329,712

Our financial statements have been prepared on the basis that we will continue as a going concern, which contemplates the realization and satisfaction of our liabilities and commitments in the normal course of business.

We believe that our increased revenues and our cash on hand will be sufficient to sustain our operations at our current levels for the next twelve months.

Financial Statements

Lexicon United Incorporated and Subsidiary Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

10.	Please reclassify your “loss on disposal of fixed assets” for the year ended December 31, 2006 to reflect it as a component of operating costs and expenses in your statements of operations.

RESPONSE:

We have reclassified the loss on disposal of fixed assets to operating.

Consolidated Statements of Cash Flows, page F-5

11.
Revise your statement of cash flows to present the activity associated with “loans  from financial institutions” on a gross basis by separately disclosing new  borrowings and repayments, as required by SFAS 95.

Larry Spirgel

May 14, 2007

RESPONSE:

We have revised the statement of cash flows to record gross borrowings and repayments separately.

Note D — Acquisition of ATN Capital E Participacoes, Ltda. page F-11

12.
We note your response to prior comment 20. Please disclose the pro forma  information required by paragraph 54 of SFAS 141 for the year ended December  31, 2005, reflecting the acquisition as if it had occurred at January 1,2005.

RESPONSE:

We have provided the additional disclosures required by paragraph 54 of SFAS 141 for the year ended December 31, 2005.

Form 10-KSB for Fiscal Year Ended December 31 2006

13.	Please revise your Form 10-KSB to comply with the above comments, as applicable.

RESPONSE:

The Company’s will file an amended Form 10KSB for fiscal year 2006 to include the changes for comments 10 to 12 on or about the date of the filing of this Amendment.

Larry Spirgel

May 14, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact the undersigned at (512) 266-3507 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, LEXICON UNITED INCORPORATED By: /s/Elie Saltoun Elie Saltoun Chief Executive Officer
.

Exhibit A

Credit Card Services in Brazil

Patrick Levy
September 2006
ID: # 137212

Summary

Brazil has a large and diversified economy that offers U.S. companies many opportunities to export their goods and services. As Brazil's largest single trading partner, the U.S. enjoys a strong reputation in a variety of sectors. This report is one of a series that is published by the U.S. Commercial Service's team of sector experts throughout the year. We believe that financial services offer U.S. companies an excellent opportunity to do business in Brazil.

The largest in South America, Brazil's financial system is highly developed, efficient, and offers a wide range of services. Included in those services, credit card services are a growing market. It is an over US$ 100 billion market, and the country is the third largest card issuer, with around 300 million units including credit and debit cards in 2006.

If you do not see an opportunity for your product or service here, please check out our other reports and consider contacting us directly to find out if we can help you export to Brazil. The first step to many U.S. companies is to visit our Country Commercial Guide at www.focusbrazil.org.br/ccg. In it you will find a good overview of business in Brazil.

Financial Card Services in Brazil

Venezuela
Colombia
Peru
Bolivia
Paraguay
Argentina
Chile
Uruguay
Pacific Ocean
Atlantic Ocean

CREDICARD
VISA
Diners Club International

Financial services in Brazil, including banking and financial card services are ruled by the Brazilian Constitution, which established the National Financial System (SFN, as it stands in Portuguese). This system, headed by the Ministry of Finance, is organized as follows:

Regulatory Agencies:

- **National Monetary Council** (CMN as it stands in Portuguese), an official body whose main functions are: to maintain control of the medium of exchange and the circulation of money; to establish directives for exchange policy and dealings in gold; to manage credit and the provision of guarantees; to regulate the establishment, operation and control of financial institutions; to protect the liquidity and

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Brazil: Credit Cards Services
Page 2 of 9

solvency of financial institutions and guide the application of resources so as to promote the orderly development of the country.

- **Central Bank**, a federal agency entrusted to execute the policies established by the CMN for the improvement and stability of the SFN. Its functions include the control of the money supply, the physical issuance of currency, the regulation and control of financial institutions, the control of foreign capital flow, credit policy, managing market liquidity levels, monitoring interest and exchange rates, maintaining savings at levels compatible with the country's needs.

- **The Brazilian Securities Exchange Commission (CVM,** as it stands in Portuguese) directly regulates the stock exchanges, brokers, distributors, pension funds, mutual funds and leasing companies.

Classification of institutions under the SFN:

a) **Financial Institutions:** Banking and Non-Banking

- Banking: Multiple banks; commercial banks; saving & loan banks; cooperative banks and credit cooperatives.
- Non-Banking: Investment banks; development banks; finance companies, saving, loan and mortgage companies.

b) **Ancillary Institutions**: Security dealers and stockbrokers.

c) **Other entities** (not considered financial institutions but subject to CMN and Central Bank supervision)**:** consortium management; commercial leasing companies; advancement and development agencies; investment funds and companies; saving and loan associations; small business credit companies and factoring companies.

Despite all of this structure, there is not a regulatory institution for financial cards. Though most card administrators are related to banks, they are not considered as financial institutions, so that are not subject to Central Bank supervision – which could potentially lead to legal issues.

(Sources: Central Bank of Brazil, Price Waterhouse Coopers, and Brazilian Association of Card Holders, ANUCC)

Market Overview

The largest in South America, Brazil's financial system is highly developed, efficient, and offers a wide range of services. Brazil's Central Bank regulates banking and financial services, and maintains strict accounting and operational supervision.

The Brazilian financial sector is large and sophisticated due in part to Brazil's historical periods of high inflation when good financial management was critical for a firm's survival. Despite current moderate inflation rates, bank-lending spreads remain extremely high due to taxation, risk, and administrative overhead.

The financial consolidation along with the economic stability contributed to the growth of financial cards use in Brazil. Consumers can apply for cards through banks, financial institutions and stores.

The usage of electronic payment methods started in Brazil in 1956. By that time, the only credit card brand accepted was Diners Club. Now Brazil is the third largest card issuer, with around 300 million units including credit and debit cards, after the United States and China.

The use of financial cards allows a larger access to banking and commercial services, considering that, with a population of 170 million, 70% of the Brazilians are excluded from the financial system and only 15% of the population has bank accounts, according to the Brazilian National Economic and Social Development Bank (BNDES) and the University of Campinas' (UNICAMP) Institute of Economy.

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Considering the fact that banks release credit cards for clients that are not necessarily their customers, the number of card users could potentially reach half of the Brazilian population. According to the current legislation, banks can now open accounts without requesting proofs of income. This allowed Brazilians to use debit cards. Also the government passed a law allowing deduction of credit card payments directly from salaries. Such measures increased the adoption of financial cards.

The use of checks (overdraft checks or in Portuguese "cheque especial" and post-dated checks) was, till 2004, the most used payment method in Brazil. This has since been changing, as the increased number of card transactions overtook the number of payment by checks.

The evolution of the cards market in Brazil shows the following figures over the 1995-2005 period:

1995:
- 320 million transactions
- US$ 35 billion (considering that the exchange rate in 1995 was of approx US$ 1.00 = R$ 1.00)
- 2.4% of the GDP.

2005:
- Over 3 billion transactions
- US$ 60 billion (exchange rate of approximately US$ 1.00 = R$ 2.10)
- 7.2% of the Brazilian GDP.

Current figures are as follows:

EVOLUTION 2000-2006 TOTAL CARDS (CREDIT, DEBIT, STORE)

	2000	2001	2002	2003	2004	2005	2006 (till June)
Nr. of cards (million)	119	151	183	222	277	338	349
Nr. of transactions (billion)	1.3	1.6	1.9	2.2	2.9	3.7	2,03
US$ billion	35	40	30	45	62	87	52

Source: Brazilian Association of Credit Card and Related Services Companies (ABECS)

Note: Exchange rate US$/Brazilian Real (R$) from 2000 to 2006 is as follows:

2000	1.00 US$ = R$ 1.96
2001	1.00 US$ = R$ 2.30
2002	1.00 US$ = R$ 3.50
2003	1.00 US$ = R$ 2.90
2004	1.00 US$ = R$ 2.65
2005	1.00 US$ = R$ 2.33
2006 (in June)	1.00 US$ = R$ 2.15

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Number of cards (in million):

200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006 till June
Credit
Debit
Store

****

Source: ABECS

Virtually all banks in Brazil issues cards. Each of them has its interest policy and year rates. This can though generate legal issues: According to Euromonitor and other sources, financial institutions lead, along with telecom service providers, the list of companies subject to lawsuit. Abusive interest rates, cards sent without request and phantom withdrawals (robberies through what Brazilians call "clone cards" are common) are the basis for such complaints.

The Brazilian Government and the Brazilian IRS are increasingly controlling the usage and misuse of cards.

Inclusion: Since August 2006, the Brazilian government passed a law stating that cards providers shall have Braille information in cards for blind customers, and ATM machines and bank agencies must offer headphones for deaf clients.

Market Trends

According to a survey held by ABECS, the market for financial cards is estimated by industry sources to reach US$ 230 billion in sales and around 15 billion transactions by 2008.

Also, according to the Brazilian Bank Federation (Febraban), the banking industry is optimistic about 2006. Projections indicate that growth of credit operations will remain steady: for individuals, a 25% growth rate is expected, and for total portfolios, a rate of 17%. Banks expect the basic interest rate to be at 15.2% at the end of 2006 and at 13.9% at the end of 2007, which would generate a credit expansion. The economy is expected to grow by 3.5% in both 2006 and 2007, which is a higher rate than in 2005.

Even though 2006 will be an election year in Brazil, the industry believes that factors such as favorable international conditions, current export figures, credit expansion and a projected industrial expansion of 4%, will help the Brazilian economy and the use of financial cards.

Types of Financial Cards Services:

Cards are classified as follows:

- CREDIT CARDS,
- DEBIT CARDS and
- STORE CARDS.

Credit Cards: Type of retail transaction settlement and credit system, named after the plastic card issued to users. In the case of credit cards, issuers lend money to the user. It allows revolving the balance at the cost of local interest rate.

According to the World Bank, credit cards in Brazil represent around forty percent of the total credit card business in Latin America and 2.6% of the total global market.

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EVOLUTION 2000-2006 CREDIT CARDS

	2000	2001	2002	2003	2004	2005	2006 (until June)
Nr. of cards (million)	29	38	42	45	53	68	70
Nr. of transactions (billion)	0.7	0.8	1.0	1.1	1*.4	1.7	0.94
US$ billion	24	28	20	30	38	53	32

Source: ABECS

Billing:

The credit card sector is expected to grow 25% in 2006, reaching revenues of US$75 billion by the end of the year.

80
60
40
20
0
1999
2001
2003
2005
2007
Financial card billings in US$ billion - Visa and MasterCard

Source: ABECS

The credit card brands include MasterCard, Visa, American Express, Credicard and Diners Club. Also according to the World Bank and industry sources, the issuer segment is increasingly becoming a bank business. Main players are Banco do Brasil, Bradesco, Banco Itaú, Unibanco, Credicard, Redecard and Hypercard.

To be noted that on March 20, 2006, Bradesco, largest Brazilian private bank, announced that it has signed an agreement with American Express Company to assume the company's card and related operations in Brazil. With the accord, the bank becomes second in Brazil in credit card, with a 17.4% market share.

According to industry sources, Visa leads the Brazilian credit cards brand segment, with 45%, followed by Mastercard, with 40% of the market, American Express/Bradesco (13%) and Diners (2%).

Debit Cards: Though physically similar to a credit card, it is used as an alternative to cash. However, differently from the credit card, funds are withdrawn immediately from the customer's bank account.

EVOLUTION 2000-2006 DEBIT CARDS

	2000	2001	2002	2003	2004	2005	2006 (until June)
Nr. of cards (million)	48	64	82	105	138	171	176
Nr. of transactions (billion)	0.2	0.4	0.5	0.7	1.1	1.4	0.78
US$ billion	5.4	7.2	6.2	10	17	25	15

Source: ABECS

According to EuroMonitor, debit cards experienced large growth as of 2004 with the introduction of simplified accounts. Banks pursue low-income customers by reducing or simply eliminating monthly fees, but even so debit cards remain largely used to withdraw cash from ATMs.

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Main debit card issuers are VisaNet (Visa Electron), Maestro, Banco 24Horas, Tecban and RedeCard.

There are also Smart Cards and Prepaid Cards, though only a few banks and credit card brands issue it to their customers so far.

Store Cards: Financial transaction card associated with a retailer or group of retail stores that can be used only for purchases from the retailers concerned.

EVOLUTION 2000-2006 STORE CARDS

	2000	2001	2002	2003	2004	2005	2006 (until June)
Nr. of cards (million)	42	50	59	71	86	99	103
Nr. of transactions (billion)	0.3	0.3	0.4	0.4	0.5	0.6	0.3
US$ billion	5.2	5.3	3.7	5.2	7.0	9.4	5.6

Source: ABECS

Standards: Credit and debit cards as well as most of the store cards have the same shape and size, according to Norm ISO 7810.

U.S. Participation

All U.S. credit and debit card brands (Visa, American Express, now sold to Bradesco as mentioned above), MasterCard/Maestro, and Diners Club International) are present in the Brazilian market.

U.S. commercial and investment banks have been in Brazil since 1915. In terms of asset size, BankBoston, Citibank, Banco Ford, JP Morgan & Chase and Banco GM were among the top 50 institutions in the country as of December 2005 with BankBoston and Citibank (15th) being respectively 14th and 15th. All of them issue cards.

Main U.S. banks in Brazil in assets (US$ billion, 2005):

BankBoston (*)	10.0
Citibank	9.6
J.P. Morgan	4.3

Also, are active in the Brazilian market several U.S. companies such as American Bank Note, leading card manufacturer (certified by Visa, Mastercard, Diners and American Express) and Electronic Data Systems (EDS), through its Commercial Card Solutions, among others.

Best Prospects

Partnership with Brazilian banks and shops: Many of Brazil's largest banks, such as Bradesco, have no partnership with foreign groups. Trade sources estimate that partnerships with large banks or retail institutions will drive the market during the second semester of 2006 and early 2007. Also, partnerships with outlet and supermarket chains could be a niche.

ATMs:
Brazil is relatively advanced in banking technologies and automation services, comparable to developed countries. In 1997, there were 8,337 ATMs (Automated Teller Machines) installed in banks, gas stations and convenience stores. In 2005, Brazil had 90,000 ATM terminals, or 7% of the world's total.
Companies active in this area may be interested in installing ATMs in places such as hotels and shops, where the use of such equipment is widespread in Brazil.

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Smart cards: There are opportunities for Smart Card companies for use in banking, security, and biometric access to banks.

E-Banking:
Brazil leads the introduction of E-banking in Latin America. According to FEBRABAN -- Brazilian National Bank Federation -- the Brazilian banking sector invested US$7.2 billion in technology in 2005. The Brazilian banking system is considered one of the five most modern in the world of online banking. In order to deal with the high inflation and foreign exchange swings faced by the country until the early 1990s, major banks built an advanced system that produced the services offered today. Currently, 75% of bank transactions are electronically done.
U.S. companies will find great opportunities in this area for: hardware/software equipment and services, technical support, consulting and training, data process, security, systems integration, and outsourcing. Currently, Brazil is responsible for 3.4% of the world's E-banking market. Trade sources estimate that there will be huge business opportunities in Information Technology Outsourcing (ITO) and Business Process Outsourcing (BPO).

T-banking: in the future, once Brazil decides upon its Digital TV standard, "T-banking" or banking operations such as purchases with credit cards via TV monitor or cell phones will be an attractive niche.

***Telecommunications*:** Wireless technology (cell phone bank services).

IT: Solutions such as smart cards, billing, and others. Also the Internet offers a great potential for financial cards.

***Electronic security*:** biometrics (iris or fingerprint recognition for withdrawals, for instance).

Remittance services with credit card: Brazil is an over US$ 9 billion market.

Outsourcing: Shared services such as hardware and software maintenance, telecommunications, consulting, help-desks and printing services are also niche sectors.

Co-branding: Co-branding programs such as mileage programs (American Airlines, for instance, offers the "Aadvantage" program through Citibank, in both Visa and Mastercard brands). Also hotels, car renters, or any type of reward program tends to attract customers.

Youngsters: Young Brazilians and university students under 18 are included in the 85% of the population with no bank accounts, are a niche to cards providers which offers special advantages to attract such customers.

Market Entry

In most cases, a local representation, in the case of banks, and a local agent or distributor in the case of products and services are recommended. It is up to the U.S. firm and its local agent to negotiate the type of representation. However we suggest to consulting with a Brazilian law firm before signing any type of agreement.

Joint Ventures are a common practice in Brazil. It allows U.S. firms, in tandem with its Brazilian partners, to compete for government bids in industries such as telecommunications and IT.

Setting up new companies is relatively complex, although the Ministry of Development has signaled its desire to simplify this process. Acquisitions of existing companies are monitored by the Central Bank. Corporations (Sociedades Anônimas) and limited liability companies (Companhias Limitadas) are relatively easy to form.

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Local law requires that foreign capital be registered with the Central Bank. Failure to do so may cause serious problems related to access to foreign exchange, capital repatriation, and profit remittance.

Note that, among the criteria adopted by the Brazilian banks to select a supplier, corporate and social responsibility, ethical practices (client privacy, information management issues) and environmental aspects are a priority.

Important Contacts:

FEBRABAN – Brazilian Federation of Banks
Rua Libero Badaró, 425
01069-900 São Paulo, Brazil
Phone: (55 11) 3244-9802
Fax: (55 11) 3144-8486
E-mail: secretaria.geral@febraban.org.br
Website: www.febraban.org.br

Banco Central do Brasil (Brazilian Central Bank)
SBS Quadra 3 – Bloco B – Edifício Sede
70074-900 Brasília, Brazil
Phone: (55 61) 3414-1360
Fax: (55 61) 3414-2410
Website: www.bcb.gov.br

Brazilian Association of Credit Card and Related Services Companies (ABECS)
Rua Líbero Badaró, 425 – 16^{tth} floor – Suite 163
01009-905 São Paulo, Brazil
Phone and Fax: (55 11) 3107-6880
E-mail: abecs@abecs.org.br
Website: www.abecs.org.br

Major events:

ABACO - Exhibition and Conference on Banking and Retail Automation (October 18-19, 2006, Frei Caneca Convention Center, São Paulo)
Organizer: DIP & Associados
Contact: Mr. Gilberto Dib
Phone: (55 11) 5561-2562
Fax: (55 11) 5561-5489
E-mail: dib@dib.com.br
Website: www.ciab.com.br

CARDS 2007- International Exhibition and Conference on Cards, Services and Technologies (April 3-5, 2007, Frei Caneca Convention Center, São Paulo)
Organizer: DIB & Associados
Contact: Mr. Gilberto Dib
Phone: (55 11) 5561-2562
Fax: (55 11) 5561-5489
E-mail: dib@dib.com.br
Website: www.ciab.com.br

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For More Information

U.S. companies seeking additional information about the financial services industry in Brazil should contact:

U.S. Commercial Service – Rio de Janeiro
Patrick Levy, Commercial Specialist
Avenida Presidente Wilson # 147
20030-020 Rio de Janeiro, Brazil
Tel: 011 55 21 3823-2413
Fax: 011 55 21 3823-2424
E-mail: patrick.levy@mail.doc.gov

U.S. Commercial Service – São Paulo
Paulo Rodrigues, Commercial Specialist
Rua Henri Dunant, 700 - Chácara Santo Antônio
04709-110 - São Paulo - SP - Brazil
Tel: 011 55 11 5186-7186
Fax: 011 55 11 5186- 7410
E-mail: Paulo.Rodrigues@mail.doc.gov

U.S. Commercial Service – Belo Horizonte
Ruy Baptista, Commercial Specialist
Tel: 011 55 31 3213 1574
Fax: 011 55 31 3213 1575
E-mail: ruy.baptista@mail.doc.gov

U.S. Commercial Service – Porto Alegre
Roberto Muhlbach, Commercial Specialist
Av.Carlos Gomes, 141 / 706
90480.003, Porto Alegre, Brazil
Tel: 011 55-51-3328.6080
Fax: 011 55-51-3328.7633
E-mail: Roberto.Muhlbach@mail.doc.gov

The U.S. Commercial Service — Your Global Business Partner

With its network of offices across the United States and in more than 80 countries, the U.S. Commercial Service of the U.S. Department of Commerce utilizes its global presence and international marketing expertise to help U.S. companies sell their products and services worldwide. Locate the U.S. Commercial Service trade specialist in the U.S. nearest you by visiting http://www.export.gov/.

Disclaimer: The information provided in this report is intended to be of assistance to U.S. exporters. While we make every effort to ensure its accuracy, neither the United States government nor any of its employees make any representation as to the accuracy or completeness of information in this or any other United States government document. Readers are advised to independently verify any information prior to reliance thereon. The information provided in this report does not constitute legal advice.

International copyright, U.S. Department of Commerce, 2006. All rights reserved outside of the United States.

With its team of industry sector experts, the U.S. Commercial Service can assist U.S. exporters gain entry into the Brazilian market through market research reports, matchmaking services and advocacy programs. The Commercial Service has offices in Brasilia, São Paulo, Rio de Janeiro, Belo Horizonte and Porto Alegre. You can visit us at www. buyusa. gov/brazil or contact us at rio. de. janeiro. office. box@mail. doc. gov.

Let us help you export.
The U.S. Commercial Service — Your global business partner.

export.gov
800-USA-TRADE